Mercedes-Benz Auto Lease Trust 2018-B
Investor Report
Collection Period Ended 30-Nov-2018
Page 1 of 6

Amounts in USD

Dates

Collection Period No.	1			
Collection Period (from... to)	1-Oct-2018	30-Nov-2018		
Determination Date	13-Dec-2018			
Record Date	14-Dec-2018			
Payment Date	17-Dec-2018			
Interest Period of the Class A-1 Notes (from... to)	20-Nov-2018	17-Dec-2018	Actual/360 Days	27
Interest Period of the Class A-2, A-3 and A-4 Notes (from... 12/15/201	20-Nov-2018	15-Dec-2018	30/360 Days	25

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	234,000,000.00	234,000,000.00	176,013,668.55	57,986,331.45	247.804835	0.752195
Class A-2 Notes	345,000,000.00	345,000,000.00	345,000,000.00	0.00	0.000000	1.000000
Class A-3 Notes	365,000,000.00	365,000,000.00	365,000,000.00	0.00	0.000000	1.000000
Class A-4 Notes	90,020,000.00	90,020,000.00	90,020,000.00	0.00	0.000000	1.000000
Total Note Balance	**1,034,020,000.00**	**1,034,020,000.00**	**976,033,668.55**	**57,986,331.45**		
Overcollateralization	168,334,911.01	168,334,911.01	183,069,125.57			
Total Securitization Value	**1,202,354,911.01**	**1,202,354,911.01**	**1,159,102,794.12**			
present value of lease payments	468,134,652.21	468,134,652.21	425,707,293.11			
present value of Base Residual Value	734,220,258.80	734,220,258.80	733,395,501.01			

	Amount	Percentage
Initial Overcollateralization Amount	168,334,911.01	14.00%
Target Overcollateralization Amount	183,359,123.93	15.25%
Current Overcollateralization Amount	183,069,125.57	15.23%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	2.716420%	476,731.71	2.037315	58,463,063.16	249.842150
Class A-2 Notes	3.040000%	728,333.33	2.111111	728,333.33	2.111111
Class A-3 Notes	3.210000%	813,645.83	2.229167	813,645.83	2.229167
Class A-4 Notes	3.310000%	206,920.97	2.298611	206,920.97	2.298611
Total		**2,225,631.84**		**$60,211,963.29**	

Amounts in USD

	Initial Balance	Beginning Balance	Ending Balance
Exchange Note Balance	**1,142,237,165.46**	**1,142,237,165.46**	**1,098,985,048.57**

Available 2018-B Collections

Lease Payments Received	45,484,691.12
Net Sales Proceeds-early terminations (incl Defaulted Leases)	15,158,833.47
Net Sales Proceeds-scheduled terminations	1,468,497.28
Excess wear and tear included in Net Sales Proceeds	10,460.62
Excess mileage included in Net Sales Proceeds	48,616.75
Subtotal	**62,112,021.87**
Repurchase Payments	68,055.05
Advances made by the Servicer	0.00
Investment Earnings	35,811.22
Total Available Collections	**62,215,888.14**

Distribution on the Exchange Note

(1) Total Servicing Fee	2,003,924.85
Nonrecoverable Advances to the Servicer	0.00
(2) Exchange Note Interest Distributable Amount (3.32%)	2,633,491.24
(3) Exchange Note Principal Distributable Amount	57,578,472.05
(4) Any amounts by which the sum payable pursuant to Section 8.03(a)(i) through (vii) of the Indenture (or, if applicable, pursuant to Section 5.04(b)(i)through (vii) of the Indenture) exceed the sum of the Exchange Note Interest Distributable Amount and the Exchange Note Principal Distributable Amount	0.00
(5) Remaining Funds Payable	0.00
Total Distribution	**62,215,888.14**

Available Funds ABS Notes

Total Exchange Note Payments	60,211,963.29
Reserve Account Draw Amount	0.00
Total Available Funds	**60,211,963.29**

Distributions ABS Notes

(1) Total Trustee Fees and any Asset Representations Reviewer fees (max. $250,000 p.a.)	0.00
(2) Interest Distributable Amount Class A Notes	2,225,631.84
(3) Priority Principal Distribution Amount	0.00
(4) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
(5) Regular Principal Distribution Amount	57,986,331.45
(6) Additional Servicing Fee and Transition Costs	0.00
(7) Total Trustee Fees and any Asset Representations Reviewer fees [not previously paid under (1)]	0.00
(8) Excess Collections to Certificateholders	0.00
Total Distribution	**60,211,963.29**

Amounts in USD

Distribution Detail

	Amount Due	Amount Paid	Shortfall
Total Servicing Fee	2,003,924.85	2,003,924.85	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	2,225,631.84	2,225,631.84	0.00
thereof on Class A-1 Notes	476,731.71	476,731.71	0.00
thereof on Class A-2 Notes	728,333.33	728,333.33	0.00
thereof on Class A-3 Notes	813,645.83	813,645.83	0.00
thereof on Class A-4 Notes	206,920.97	206,920.97	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	2,225,631.84	2,225,631.84	0.00
Priority Principal Distribution Amount	0.00	0.00	0.00
Regular Principal Distribution Amount	57,986,331.45	57,986,331.45	0.00
Principal Distribution Amount	57,986,331.45	57,986,331.45	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	3,005,887.28
Reserve Fund Amount - Beginning Balance	3,005,887.28
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	1,857.06
minus Net Investment Earnings	1,857.06
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	3,005,887.28
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	1,857.06
Net Investment Earnings on the Exchange Note	
Collection Account	33,954.16
Investment Earnings for the Collection Period	35,811.22

Notice to Investors

The fair value of the Notes and the Certificates on the Closing Date is summarized as follows:

Class A-1 Notes $234M (18.8%), Class A-2 Notes $345M (27.7%), Class A-3 Notes $365M (29.3%), Class A-4 Notes $90M (7.2%), Certificates $212M (17.0%), Total $1,246M (100.0%).

The Depositor must retain a percentage interest in the Certificates with a fair value of at least 5% of the aggregate fair value of the Notes and Certificates, or $62,322,491.21,

according to Regulation RR.

Amounts in USD

Pool Statistics

Pool Data

	Amount	Number of Leases
Cutoff Date Securitization Value	1,202,354,911.01	29,542
Securitization Value beginning of Collection Period	1,202,354,911.01	29,542
Principal portion of lease payments	28,573,397.97	
Terminations- Early	12,768,704.86	
Terminations- Scheduled	857,291.17	
Repurchase Payment (excluding interest)	68,055.05	
Gross Losses	984,667.84	
Securitization Value end of Collection Period	1,159,102,794.12	29,164

Pool Factor	96.40%	

	As of Cutoff Date	Current
Weighted Average Securitization Rate	8.70%	8.70%
Weighted Average Remaining Term (months)	23.38	22.50
Weighted Average Seasoning (months)	14.51	15.39
Aggregate Base Residual Value	864,523,315.42	852,238,169.92
Cumulative Turn-in Ratio		82.27%
Proportion of base prepayment assumption realized life to date		169.64%
Actual lifetime prepayment speed		0.60%

Delinquency Profile

Delinquency Profile *	Amount **	Number of Leases	Percentage
Current	1,158,047,640.22	29,139	99.91%
31-60 Days Delinquent	719,974.42	18	0.06%
61-90 Days Delinquent	335,179.48	7	0.03%
91-120 Days Delinquent	0.00	0	0.00%
Total	1,159,102,794.12	29,164	100.00%

Delinquency Trigger	**4.747%**
60+ Delinquency Leases to EOP Aggregate Securitization Value	0.029%
Delinquency Trigger occurred	No

 *A lease is not considered delinquent if the amount past due is less than 10% of the payment due under such lease
**Based on the actual Securitization Value of the respective leases

Amounts in USD

Loss Statistics

	Current		Cumulative	
Credit Loss	**Amount**	**Number of Leases**	**Amount**	**Number of Leases**
Securitization Value of Defaulted Leases, Beg of Collection Period	847,211.73	24	847,211.73	24
Liquidation Proceeds	991,502.54		991,502.54	
Recoveries	.00		.00	
Principal Net Credit Loss / (Gain)	(144,290.81)		(144,290.81)	

Net Credit Loss / (Gain) as % of Average Securitization Value (annualized):

Current Collection Period	(0.147)%
Prior Collection Period	NA
Second Prior Collection Period	NA
Third Prior Collection Period	NA
Four Month Average	(0.147)%

Cumulative Net Credit Loss / (Gain) as % of Cutoff Date Securitization Value	(0.012)%
Average Net Credit Loss / (Gain)	(6,012.12)

	Current		Cumulative	
Residual Loss	**Amount**	**Number of Leases**	**Amount**	**Number of Leases**
Securitization Value of Liquidated Leases, Beg of Collection Period	13,763,452.14	352	13,763,452.14	352
Sales Proceeds and Other Payments Received	15,136,017.67		15,136,017.67	
Residual Loss / (Gain)	(1,372,565.53)		(1,372,565.53)	

Residual Loss / (Gain) as % of Average Securitization Value (annualized):

Current Collection Period	(1.395)%
Prior Collection Period	NA
Second Prior Collection Period	NA
Third Prior Collection Period	NA
Four Month Average	(1.395)%

Cumulative Residual Loss / (Gain) as % of Cutoff Date Securitization Value	(0.114)%
Average Residual Loss / (Gain)	(3,899.33)